

February 22, 2013

Via E-mail
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

      Re: Waddell & Reed Financial, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 29, 2012
               Form 10-Q for Fiscal Quarter Ended September 30, 2012
               Filed November 2, 2012
               File No. 001-13913

Dear Mr. Connealy:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin W. Vaughn

                      Kevin W. Vaughn
                      Branch Chief